EDGAR CORRESPONDENCE

October 31, 2013

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Alison White and Cindy Rose

Re:	Davis Series, Inc. Securities Act of 1933, File No. 002-57209, and Investment Company Act of 1940, File No. 811-02679. Form N-14

Dear Ms. White and Ms. Rose:

You have asked Davis Series, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC legal comments received on October 22, 2013 and accounting comments on October 29, 2013 regarding a proxy/prospectus filed on Form N-14 (initial filing September 26, 2013, pre-effective amendment filed October 11, 2013. SEC comments are in bold, Registrant’s responses immediately follow.

General

The Examiner pointed out typographical errors in the N-1A filing. Please correct each typographical error identified.

Agreed.

Q&A:

(1) The section entitled “How will the merger affect my exchange privileges?” makes the following statement in the last sentence:

“If shares of DGMMF acquired in the merger are exchanged for shares of other Davis Funds, the exchange may be subject to a sales charge.”

Describe when sales charges will apply.

The last sentence has been rewritten as follows:

“If shares of DGMMF acquired in the merger are exchanged for shares of other Davis Funds, the exchange will be subject to a sales charge unless the transaction qualifies for one of the thirteen sales charge waivers described in the applicable Davis Funds’ statutory prospectus. Qualifying transactions available to retail investors generally involve qualified employee benefit plans or other savings plans.”

(2) The section entitled “Who will pay the costs associated with obtaining shareholder approval for the proposed reorganizations?” includes the following statement:

“given that Davis Selected Advisers, L.P. has undertaken to reimburse expenses in order to maintain SDGF’s $1.00 per share net asset value, practically all expenses of the proposed reorganization will be reimbursed by Davis Selected Advisers, L.P.”

Describe the fact pattern, if any, under which Davis Selected Advisers, L.:P. may recoup reorganizational expenses which it reimburses, or represent to the SEC that no such fact pattern exists.

The Registrant represents to the SEC that there is no fact pattern under which Davis Selected Advisers, L.:P. could recoup reorganizational expenses which it expects to reimburse to SDGF. If the proposed reorganization is approved SDGF will be liquidated and Davis Selected Advisers, L.P. does not, and would not, have authority to recoup reorganizational expenses from the surviving fund, DGMMF.

Part A: Proxy/Prospectus

(1) The introductory section includes the following statement:

“The annual report for SDGF for the fiscal year ended December 31, 2012, and the semi-annual report for the six months ended June 30, 2013, have been previously mailed to shareholders and filed with the SEC.”

Incorporate by reference the annual and semi-annual reports for SDGF and DGMMF into the Proxy/Propectus.

Agreed. The following statement has been added:

“The annual reports for SDGF and DGMMF for the fiscal year ended December 31, 2012, and the semi-annual reports for SDGF and DGMMF for the six months ended June 30, 2013 are incorporated by reference herein.”

Registrant notes that the following statement is included in Part B: Statement of Additional Information in conjunction with the Pro Forma Financial Statements:

“This Statement of Additional Information, relating specifically to the proposed acquisition of all of the assets of Selected Daily Government Fund (“SDGF”) by Davis Government Money Market Fund (“DGMMF” and jointly as the “Funds”), consists of this cover page, pro forma financial statements and the following described documents, each of which is incorporated by reference herein:

The Statement of Additional Information of DGMMF dated May 1, 2013, as supplemented to date;

The Statement of Additional Information of SDGF dated May 1, 2013, as supplemented to date; and

The Annual Report of DGMMF and SDGF for the year ended December 31, 2012, and the Semi-Annual Report of DGMMF and SDGF for the six months ended June 30, 2013.”

(2) The section entitled “COMPARISON FEE TABLE AND EXAMPLES” includes the following statement:

“DGMMF’s Gross Expense Ratios are not expected to materially change as a result of the merger with SDGF”

Confirm to the SEC that the above statement is true and that the pro forma Gross Expense Ratio of the combined funds would be the same as DGMMF’s Gross Expense Ratio.

The Registrant confirms to SEC that the above statement is true and that the pro forma Gross Expense Ratio of the combined funds would be the same as DGMMF’s Gross Expense Ratio.

(3) The section entitled “COMPARISON FEE TABLE AND EXAMPLES” add a column entitled “Pro Forma” to each table.

Agreed.

(4) In the section entitled “SUMMARY OF INVESTMENT OBJECTIVES, STRATEGIES AND RISKS” highlight the differences between the two funds’ investment objectives, strategies and risks.

The differences in the investment objectives of the two funds have already been highlighted as follows:

“SDGF’s investment objective is to provide as high a level of current income as possible from the type of short-term investments in which it invests, consistent with prudent investment management, stability of principal and maintenance of liquidity.”

“DGMMF’s investment objective is to achieve as high a level of current income as is consistent with the principle of preservation of capital and maintenance of liquidity.”

The Registrant represents that there are no material differences between the two funds’ investment strategies or risks.

(5) In the section entitled “REASONS FOR THE REORGANIZATION” elaborate on the motivations for recommending a merger, for example, it is not economical for the Adviser to continue subsidizing the fund.

The following disclosure has been added:

“In the current low interest rate environment, Davis Selected Advisers, L.P. has been waiving management fees and reimbursing expenses to enable SDGF to maintain a net asset value of $1.00 per share. Due to SDGF’s small size, and anticipated share redemptions, it is not economical for Davis Selected Advisers, L.P. to continue to waive management fees and reimburse expenses.”

(6) In the section entitled “REASONS FOR THE REORGANIZATION” elaborate on the motivations for recommending a merger, for example, it is not economical for the Adviser

Agreed. The following disclosure has been added:

“In the current low interest rate environment, Davis Selected Advisers, L.P. has been waiving management fees and reimbursing expenses to enable SDGF to maintain a net asset value of $1.00 per share. Due to SDGF’s small size, and anticipated share redemptions, it is not economical for Davis Selected Advisers, L.P. to continue to waive management fees and reimburse expenses.”

(7) In the section entitled “CAPITALIZATION” the table sets forth as of December 31, 2012: (1) the audited capitalization of SDGF, and (2) the unaudited pro forma combined capitalization of DGMMF and SDGF assuming the Reorganization has been approved and completed. Amend the table to provide the unaudited capitalization as of June 30, 2013 in place of the audited capitalization as of December 31, 2012.

Agreed.

Part B: Statement Of Additional Information

(1) Add Schedule of Investments to the Pro Forma financial statements.

Agreed.

(2) Add a Fair Valuation footnote to the Pro Forma financial statements.

Agreed. The following footnote has been added:

“5. FAIR VALUATION MEASUREMENTS

Fair value is defined as the price that the Funds would receive upon selling an investment in an orderly transaction to an independent buyer in the principal market for the investment. Various inputs may be used to determine the fair value of the Funds’ investments. These inputs are summarized in the three broad levels listed below.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

As money market funds, SDGF and DGMMF value their securities using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.”

Part C: Other Information

(1) Add the Commission Policy Statement on indemnification as required by Item 510 of Regulation S-K to Item 15 of Part C: Other Information.

Agreed. The following disclose has been added:

“Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

(2) The Form N-14 does not include a tax opinion. State the Registrant’s rational for omitting a tax opinion.

SEC Staff Legal Bulletin No. 19 “Legality and Tax Opinions in Registered Offerings” dated October 14, 2011 (“Bulletin No. 19”) provides the views of the Division of Corporation Finance (the “Division”) regarding legality and tax opinions filed in connection with registered offerings of securities. Section III(A) of Bulletin No. 19 entitled “Requirements for Tax Opinions” states:

“Item 601(b)(8) of Regulation S-K requires opinions on tax matters for:

filings on Form S-11;

filings to which Securities Act Industry Guide 5 applies;

roll-up transactions; and

other registered offerings where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing”

The Registrant’s N-14 is not filed on Form S-11, is not a real estate transaction to which Industry Guide 5 applies, nor is it a roll-up transaction. Bulletin No. 19 goes on to define “material” as follows:

“Information is “material” if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.”

A reasonable shareholder of SDGF would not consider the tax consequences of the proposed merger of SDGF into DGMMF to be important in deciding how to vote. The proposed merger involves two government money market funds. If the Internal Revenue Service deems the merger to be a non-taxable event, then the transaction will have no consequence for shareholders. If the Internal Revenue Service deems the merger to be a taxable event, then the transaction will still have no tax consequences for shareholders as their cost basis in shares of SDGF will be $1.00 per share, and the shares of DGMMF which they receive in exchange will have a market value of $1.00 per share. The transaction will result in no gain or loss and thus have no material tax consequences for shareholders.

Tandy Representations

Davis Series, Inc. acknowledges that

1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.

Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary